Exhibit 99.2
Satyam Computer Services Limited
Regd Office: Mahindra Satyam Infocity, Unit — 12, Plot No. 35 & 36, Hi-tech City Layout,
Survey No. 64, Madhapur, Hyderabad — 500 081.
UNAUDITED STANDALONE FINANCIAL RESULTS
FOR THE QUARTER ENDED JUNE 30, 2011

		( In Lakhs)
		Quarter ended		Quarter ended		Year ended
Sl.		June 30,		June 30,		March 31,
No.	Particulars	2011		2010		2011
		Unaudited		Unaudited		Audited

1.	Income from Operations	132939		115407		477612
2.	Expenditure
	Employee Cost	84892		79585		329191
	Operating and Administration Expenses	27055		24985		104785
	Depreciation	3326		4061		14986
	Total	115273		108631		448962
3.	Profit from Operations before Other Income, Interest & Exceptional Items (1-2)	17666		6776		28650
4.	Other Income (Refer Note 9)	9952		7148		28993
5.	Profit before Interest & Exceptional Items (3+4)	27618		13924		57643
6.	Interest and Financing Charges	432		233		927
7.	Profit after Interest but before Exceptional Items (5-6)	27186		13691		56716
8.	Exceptional Items (Refer Note 10)	—		790		64107
9.	Profit/(Loss) before Tax (7-8)	27186		12901		(7391)
10.	Tax Expense	4170		2500		5370
11.	Profit/(Loss) after Tax (9-10)	23016		10401		(12761)
12.	Paid-up Equity Share Capital (Face Value of 2/- per Share)	23533		23527		23531
13.	Reserves excluding Revaluation Reserves					192587
14.	Earnings Per Share (EPS) (Face Value of 2/- per Share) (After Exceptional Items)
	- Basic (in )	1.96	*	0.88	*	(1.08)
	- Diluted (in )	1.95	*	0.88	*	(1.08)
15.	Public Shareholding #
	- Number of Shares	564222092		543470540		562652327
	- Percentage of Shareholding	47.95		46.20		47.82
16.	Promoters and Promoter Group Shareholding
	a) Pledged / Encumbered
	- Number of Shares
	- Percentage of Shares (as a % of the total shareholding of Promoter and Promoter Group)	—		—		—
	- Percentage of Shares (as a % of the total Share Capital of the Company)
	b) Non — encumbered
	- Number of Shares	501843740		501843740		501843740
	- Percentage of Shares (as a % of the total shareholding of Promoter and Promoter Group)	100		100		100
	- Percentage of Shares (as a % of the total Share Capital of the Company)	42.65		42.66		42.65

*	Not annualised

#	Public shareholding excludes underlying shares of American Depository Shares (ADS). As at June 30, 2011-110604486 (9.40%) underlying shares of ADS were excluded.

Notes to the unaudited standalone financial results for the quarter ended June 30, 2011:
1.
The unaudited standalone financial results of the Company for the quarter ended June 30, 2011 have been reviewed by the Audit Committee and were approved by the Board of Directors in its meeting held on August 9, 2011. The Statutory Auditors have carried out a limited review of these financial results.

2.	During the quarter ended June 30, 2011, the Company allotted 104565 Equity Shares, of 2 each, consequent to exercise of stock options by the Associates.
3.	Details of investor complaints for the quarter ended June 30, 2011:

	Pending as at	During the quarter		Pending as at
Nature	April 1, 2011	Received	Disposed off	June 30, 2011
Dividend related	—	5	5	—
Others	—	3	3	—
Total	—	8	8	—
4.	Status of American Depository Shares (ADSs)
Effective October 14, 2010, the Company’s American Depository Shares (ADSs) were delisted from the New York Stock Exchange (NYSE) but continued to trade on the over-the-counter (OTC) market in the United States. The ADSs were delisted from the NYSE due to the Company’s late filings with the US Securities and Exchange Commission (SEC). ADS holders retained the right to redeem their ADSs and to receive the underlying equity shares, which continue to be listed on the principal Indian stock exchanges. The Company’s OTC status for its ADSs was and currently is designated Pink Sheets Current Information. The Company continues to furnish information to investors through the SEC’s EDGAR database, available at www.sec.gov., and also makes filings publicly available on www.otcmarkets.com.
Since May 2001, the Company’s equity shares underlying its American Depository Shares (ADSs) and the ADSs themselves continue to be registered with the SEC when the Company began trading on the New York Stock Exchange (NYSE). The registration obligates the Company to file annual and other reports with the SEC. The Company has, however, been unable to file the required reports aforesaid post September 2008 because the financial irregularities identified for earlier years were substantial in amount, perpetrated across multiple accounting periods affecting many areas and due to non-availability of required information/documentation relating to several unexplained transactions and amounts pertaining to the period affected by the financial irregularities. This has a resultant continuing impact on the Company’s ability to prepare the financial statements under US GAAP and to achieve a form of audit opinion thereon that would comply with the SEC’s requirement that such opinions contain no audit qualifications including scope limitations arising from the Company’s inability to provide required information/documentation relating to the period affected by the financial irregularities as indicated above. Accordingly, the Company has now determined that it will not be able to become current in its SEC filing obligations.
Consequently, the Company expects the SEC to revoke the Company’s registration at some time in the future. The revocation of registration, as and when it occurs, would prevent continued trading of the ADSs in US markets or by US persons, and in order to protect the interests of ADS holders, the Company intends now to wind down the ADS program in an orderly fashion.
The Company presently expects that the ADS program and related trading in the United States will exist for approximately seven months from the date a notice to ADS holders is released. That notice has not yet been provided but the Company has indicated that it intends to provide it in the near future. The Company’s objective is to provide a significant period of time to facilitate an orderly wind-down of the ADS program. This time period assumes that no third party, such as the SEC, acts to reduce this transition period.
Throughout any transition period, holders of ADSs will be entitled to receive equity shares of the Company upon surrender of their ADSs to the depository, Citibank N.A., subject to applicable regulatory restrictions of India, the US and jurisdictions where holders reside. The Company’s equity shares will continue to trade in India on the Bombay Stock Exchange and the National Stock Exchange.

5.	Financial irregularities
5.1
On January 7, 2009, in a communication (‘the letter’) addressed to the then-existing Board of Directors of the Company and copied to the Stock Exchanges and Chairman of Securities and Exchange Board of India (“SEBI”), the then Chairman of the Company, Mr. B. Ramalinga Raju (‘the erstwhile Chairman’) admitted that the Company’s Balance Sheet as at September 30, 2008 carried inflated cash and bank balances, non-existent accrued interest, understated liability and overstated debtors position. Consequently, various regulators have initiated their investigations and legal proceedings, which are ongoing.

As per the assessment of the Management, based on the forensic investigation carried out and the information available, all identified/required adjustments/disclosures arising from the financial irregularities were made in the financial statements as at March 31, 2009. The Company has not received any further information which requires adjustments to the financial results.
The Management is of the view that since matters relating to several of the financial irregularities are sub judice and various investigations/proceedings are ongoing, any further adjustments/disclosures to the financial results, if required, would be made in the financial results of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.
5.2
The Company, based on the forensic investigation, accounted 113932 Lakhs under “Unexplained Differences Suspense Account (Net)” during FY 2008-09 due to non-availability of complete information and the same was fully provided for in that year on grounds of prudence. The Company has not received any further information which requires adjustments to the financial results.

6.	Commitments and contingencies (Updates since the previous announcement made under Clause 41)
6.1	Alleged advances
The erstwhile Chairman in his letter dated January 7, 2009, stated that the Balance Sheet as of
September 30, 2008 carried an understated liability of 123040 Lakhs on account of funds arranged by him. On January 8, 2009, the Company received letters from thirty seven companies requesting confirmation by way of acknowledgement of the alleged amounts referred to as ‘alleged advances’. These letters were followed by legal notices from these companies dated August 4/5, 2009, claiming repayment of 123040 Lakhs allegedly given as temporary advances. The legal notices also claim damages/ compensation @18% per annum from date of advance till date of repayment. The Company has not acknowledged any liability to any of the thirty seven companies and has replied to the legal notices stating that the claims are legally untenable. The Directorate of Enforcement (ED) is investigating the matter under the Prevention of Money Laundering Act, 2002 and directed the Company to furnish details with regard to the alleged advances and has further directed the Company not to return the alleged advances until further instructions from the ED.
On November 11, 2009, four out of the thirty seven companies, filed petitions/suits for recovery before the
City Civil Court, Secunderabad, against the Company with a prayer that these companies be declared as indigent person for seeking exemption from payment of required court fee. These cases are pending before the said Court. As of date, the remaining thirty three companies have filed similar petitions in the said Court and the petitions are pending. Further, two of the thirty seven companies have filed applications seeking leave of Court to register the suit by receiving the Court fees, based on an alleged change of its promoters. In respect of one application, the suit for recovery has been registered against the Company and in the other application, which has been contested by the Company, the Court has reserved its orders.
As of March 31, 2011, the amount of alleged advances has been presented separately in the Balance Sheet under ‘Amounts Pending Investigation Suspense Account (Net)’. The Company is contesting the claims for recovery filed as indigent petitions/suits by these companies. Since the matter is sub judice and the investigation by various Government Agencies is in progress and having regard to all the related developments in this matter, the Management at this point of time, is not in a position to predict the ultimate outcome of the legal proceedings.

6.2	Claims from Upaid Systems Limited (Upaid)
In connection with the lawsuit filed by Upaid, the Company deposited USD 70 Million (equivalent to 32739 Lakhs) during FY2009-10 into an escrow account pursuant to a Settlement Agreement with Upaid to settle the litigation commenced by Upaid against the Company in the United States.
Subsequently, the Company obtained a favourable ruling from the Supreme Court of the State of New York, USA declaring that Upaid was solely responsible for any tax liability under Indian law in respect of the settlement amount. Upaid has filed an application before the Authority for Advance Rulings (“AAR”) seeking a binding advance ruling under the Income Tax Act, 1961 (IT Act), regarding taxability of the above mentioned payment. The order of the AAR has not been delivered till date.
Pending resolution of the dispute, action commenced by Upaid in the Texas Action is currently adjourned.
6.3	Aberdeen action (USA)
On November 13, 2009, a trustee of two trusts that are assignees of the claims of twenty investors who had invested in the Company’s ADS and common stock, filed a complaint against the Company, its former auditors and others (the “Action”) on grounds substantially similar to those contained in the Class Action Complaint (Refer Note 7). The Action, which has been brought as an individual action, alleges that the losses suffered by the twenty investors is over USD 68 Million. The Action has been transferred to the Court in the Southern District of New York for pre-trial consolidation with the Class Action Complaint.
On February 18, 2011, an amended complaint was filed in the Action (“Aberdeen Amended Complaint”). The Aberdeen Amended Complaint makes substantially the same allegations and asserted the same claims against the Company as the original complaint in the Action. In light of this amended complaint, the Court denied the then-pending motions to dismiss the original complaint in the Action as moot. On May 3, 2011, the Company and other defendants moved to dismiss the Aberdeen Amended Complaint on various grounds.
Based on the legal advice obtained by the Company, the Company is contesting the above lawsuit, the outcome of which is not determinable at this stage.
6.4	Aberdeen notice (UK)
Aberdeen Asset Management PLC and up to seventeen non-US funds (together, “Aberdeen Funds”) which had invested in the Company’s common stock and ADSs have given notice of potential proceedings against the Company (the “Aberdeen Notice”) before a number of possible Courts, including the Commercial Court in London, UK and/or the Courts of Luxembourg, on grounds substantially similar to those contained in the Aberdeen Action currently pending in the United States, discussed in Note 6.3. The Aberdeen Funds are alleged to have sustained losses of around USD 283 Million. The Company has appropriately responded to the Aberdeen Notice reserving its position and seeking further information regarding the allegations made therein.
As on date, the Company is neither aware of any proceeding having been issued in any Court by the Aberdeen Funds pursuant to the Aberdeen Notice nor whether such proceedings would ultimately be filed or not. The Company would defend itself appropriately against any claims that may ultimately be filed.
6.5	Income tax matters
6.5.1.	Petition before Central Board of Direct Taxes (CBDT)
The Company had filed various petitions before CBDT requesting for stay of demands for Financial Years (FY) 2002-03 to FY 2007-08 till the correct quantification of income and taxes payable is done for the respective years. The CBDT vide its order dated March 10, 2011 rejected the Company’s petition.
The Company filed a Special Leave Petition before the Hon’ble Supreme Court on April 5, 2011 which by its order dated April 15, 2011 directed the Company to file a comprehensive petition/representation before CBDT giving all requisite details/particulars in support of its case for re-quantification/re-assessment of income for FY 2002-03 to 2007-08 and to submit a Bank Guarantee (BG) for 61700 Lakhs. Pursuant to the direction by the Hon’ble Supreme Court, the Company submitted the aforesaid BG on April 21, 2011 and also filed a comprehensive petition before the CBDT on April 28, 2011.

The CBDT vide its order July 11, 2011 disposed off the Company’s petition dated April 28, 2011 directing it to make its submissions before the Assessing Officer in course of the ongoing proceedings for the FY 2002-03 to 2007-08. Further, keeping in view that the assessment / reassessment proceedings as well as other proceedings for various years were under consideration, the CBDT directed the Income Tax Department not to encash the BG furnished by the Company till December 31, 2011.
6.5.2.	Appointment of Special auditor and re-assessment proceedings (FY 2001-02 and FY 2006-07)
For the FY 2001-02 and FY 2006-07, the Assessing Officer had commissioned a special audit which has been challenged by the Company on its validity and terms vide writ petitions filed before the Hon’ble High Court of Andhra Pradesh. The said petitions are pending disposal.
The Company has also filed writ petitions for the above assessment years seeking extension of time for the completion of the assessments that are pending disposal.
6.5.3.	Provision for tax
The Company is carrying a total amount of 40470 Lakhs (net of payments) [As at March 31, 2011: 38034 Lakhs (net of payments)] towards provision for taxation. Considering the effects of financial irregularities, status of disputed tax demands and the appeals / claims pending before the various authorities, the consequent significant uncertainties regarding the outcome of these matters and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the balance of tax provision.
7.	Class action complaint
Subsequent to the letter by the erstwhile Chairman (Refer Note 5), a number of persons claiming to have purchased the Company’s securities filed class action lawsuits against the Company, its former auditors and others in various courts in the USA alleging violations of the United States federal securities laws. The lawsuits were consolidated into a single action (the “Class Action”) in the United States District Court for the Southern District of New York (the “USDC”). The Class Action Complaint seeks monetary damages to compensate the Class Members for their alleged losses arising out of their investment in the Company’s common stock and ADS during the Class Period.
On February 16, 2011, the Company entered into a Stipulation and Agreement of Settlement (the “Settlement Agreement”) with the Lead Plaintiffs representing the Class to settle the Class Action. Under the Settlement Agreement, the Company has agreed to pay to the Class as consideration, USD 125 Million, subject to the determination of the AAR, and 25% of any net recovery that the Company may in the future obtain against any of the former auditors.
In accordance with the terms of the Settlement Agreement, the Company deposited USD 125 Million into the Initial Escrow Account as of April 27, 2011.
The Settlement Agreement was granted preliminary approval by the USDC on March 21, 2011, but is subject to the final approval of the USDC upon which the settlement shall become effective pursuant to its terms and in exchange for the settlement consideration, the Lead Plaintiffs and the members of the Class who do not opt-out of the Class, would release, among other things, their claims against the Company.
8.	Hedge accounting
Hitherto, forward contracts in the nature of derivatives which were used to hedge the Company’s risks associated with foreign currency fluctuations relating to certain firm commitments and forecast transactions were marked to market as at the Balance Sheet date and provision for losses, if any, was dealt with in the Profit and Loss Account. Unrealised gains, if any, on such derivatives were not recognised in the Profit and Loss Account.
With effect from April 1, 2011, the Company has applied the hedge accounting principles set out in Accounting Standard 30 “Financial Instruments: Recognition and Measurement” (AS 30) in respect of such forward exchange contracts used to hedge its risks associated with foreign currency fluctuations relating to certain firm commitments and highly probable forecast transactions. Accordingly, in respect of all such contracts outstanding as on June 30, 2011, that were designated and effective as hedges of future cash flows, gain aggregating 2921 Lakhs (Net) has been recognized directly in the Hedging Reserve Account.
Consequent to the above change, loss amounting to 395 Lakhs which would have been recognized in the Profit and Loss Account had the Company followed its earlier policy of providing for the losses on such outstanding forward contracts in the nature of derivatives which were marked to market, has not been recognised in the Profit and Loss Account for the quarter ended June 30, 2011.

9.	Other income includes:

	( In Lakhs)
	Quarter ended	Quarter ended	Year ended
	June 30,	June 30,	March 31,
Particulars	2011	2010	2011
	Unaudited	Unaudited	Audited

Gain / (Loss) on Exchange Fluctuations (Net)	2523	3278	5734
10.	Exceptional items
The exceptional items (expenditure) are stated as under:

	( In Lakhs)
	Quarter ended	Quarter ended	Year ended
	June 30,	June 30,	March 31,
Particulars	2011	2010	2011
	Unaudited	Unaudited	Audited

Expenses related to forensic investigation and litigation support	—	790	2004
Class action settlement consideration	—	—	56900

Provision for impairment losses in subsidiaries	—	—	5203
Total	—	790	64107
11.	Reconciliations
11.1	Financial systems
With respect to some of the key business processes, the Company uses various sub-systems, the output from which is being used for accounting in the financial package maintained by the Company. Within the financial package, there are also sub-ledgers and the general ledger (the sub-systems, the sub-ledgers and the general ledger are hereinafter collectively referred to as “the Financial Systems”). In this respect, whilst there are no significant unexplained differences arising during the period from April 1, 2010 to June 30, 2011, there were unexplained differences in certain reconciliations within the Financial Systems pertaining to the period prior to April 1, 2010 for which complete details were not available.
As on date, these differences comprising of debtors, payroll and vendors have been carried forward under “Unexplained Differences Suspense Account (Net)” amounting to 357 Lakhs (comprising of 4945 Lakhs of gross debits and 4588 Lakhs of gross credits), with the corresponding full provision for the net difference made in the earlier years.
The Company is currently in the process of reconciling the aforesaid differences within the Financial Systems and expects to complete this exercise in due course. Management believes that there would be no material impact on the financial results, arising out of the above reconciliations.
11.2	Unapplied receipts
In addition to the above reconciliation process, unapplied receipts amounting to 25971 Lakhs as at June 30, 2011 (including 17036 Lakhs pertaining to prior periods), would also require to be applied to the corresponding debtors. Pending such application, the unapplied receipts have been adjusted against sundry debtors and provisioning for doubtful debts has been done based on Management’s assessment and judgement. Management believes that there would be no material impact on the financial results in this regard.

12.	Accounting for certain revenue contracts and unbilled revenue
The Company accounts revenue on its fixed price / fixed time contracts using the percentage of completion (POC) method of accounting. The Company is in the process of further strengthening and streamlining the accounting for such contracts. Pending complete streamlining, the estimates of costs and hours are based on significant Management estimates which in turn are based on the current information available, subsequent developments etc.
Further, some of the contracts of the Company may contain clauses that provide for multiple elements which are not separately identified and for which the information is not readily collated. Based on the extent of information readily available/compiled by the Management, multiple elements in the revenue contracts have been separately accounted.
Reimbursements / recoveries from customers are accounted based on invoices raised on customers with the expenses being charged to the Profit and Loss Account as and when incurred. Adjustments with respect to cut-offs pertaining to such reimbursement/recoveries have been carried out in the financial results based on the information available.
The Management analysed all services remaining unbilled as at the reporting date as well as those services relating to the current period and billed subsequently to ensure proper cut-off and the required adjustments have been carried out in the financial results of the Company based on the available information.
The use of estimates/subsequent information and other mitigating processes in respect of the above has, in the opinion of the Management, ensured that the required adjustments have been appropriately effected in the financial results.
13.	Subsidiaries
(a)
During the quarter ended June 30, 2011, in furtherance to the agreement entered into with the shareholders of S&V Management Consultants NV, Belgium, the Company, through its subsidiary Satyam Computer Services Belgium, BVBA, has paid the final conditional payment aggregating Euro 3 Million (equivalent to 1937 Lakhs).

On July 11, 2011, Satyam Computer Services Belgium BVBA has sold its entire stake in
S&V Management Consultants NV, for a consideration of Euro 6 Million. Consequently, the provision for diminution of such investments made in earlier years was re-assessed and an amount of 1949 Lakhs has been reversed to the Profit and Loss Account.
(b)
During the quarter ended June 30, 2011, the Company infused capital amounting to 1788 Lakhs in Bridge Strategy Group LLC, which has been added to the cost of investment and has been fully provided for.

14.	Qualifications in the limited review report
The qualifications made by the Auditors in their limited review report for the quarter ended June 30, 2011 are set out as under. These qualifications were also made in the Auditors’ report for the year ended March 31, 2011.
14.1
Inability to comment whether any adjustments/disclosures which may become necessary as a result of further findings of the ongoing investigations/proceedings by the regulatory authorities and the consequent impact, if any, on the financial results.

14.2
Inability to comment on the accounting treatment/disclosure of the unidentified amounts aggregating 113932 Lakhs accounted under “Unexplained Differences Suspense Account (Net)” which was fully provided in the financial results for the year ended March 31, 2009.

14.3
Inability to determine whether any adjustments/disclosure will be required in respect of the alleged advances amounting to 123040 Lakhs (net) and in respect of the non-accounting of any damages / compensation / interest in the financial results.

14.4	Inability to comment on the consequential impact, if any, in relation to a lawsuit filed by certain investors in United States of America, the outcome of which is not determinable at this stage.

14.5
Inability to determine the impact, if any, in respect of amounts carried forward from prior years and remaining unexplained with respect to the sub-systems and sub-ledgers and the general ledger due to non-availability of all the required information and adjustment of unapplied receipts against sundry debtors and provisioning for doubtful debts based on Management’s assessment and judgement.

14.6
Inability to determine the impact, if any, in view of accounting for contracts under percentage of completion method, multiple deliverable elements, reimbursements/recoveries from customers and unbilled revenue based on and to the extent of the information available with the Company.

14.7
Inability to comment on the adequacy or otherwise of the provision for taxation and consequential impact, if any, due to uncertainties regarding the outcome of tax disputes and tax demands pending before various authorities.

15.	Responses to Auditors’ qualifications
15.1	With regard to the Auditors’ qualification in Note 14.1 above, refer to assessment of the Management in Note 5.1.
15.2	With regard to the Auditors’ qualification in Note 14.2 above, refer to Note 5.2 which specifies the nature, amount and accounting treatment for the same.
15.3 With regard to the Auditors’ qualification in Note 14.3 above, refer Note 6.1 for details.
15.4
With regard to the Auditors’ qualification in Note 14.4 above, based on legal advice, the Company is contesting the above lawsuit, the outcome of which is not determinable at this stage. Also refer to Note 6.3.

15.5	With regard to the Auditors’ qualification in Note 14.5 above, refer Note 11 for details.
15.6	With regard to the Auditors’ qualification in Note 14.6, the Company has accounted for these transactions based on and to the extent of the information available/compiled. Also refer to Note 12.
15.7	With regard to the Auditors’ qualification in Note 14.7, refer Note 6.5 for details.
16.	Previous period figures
Previous period figures have been regrouped, wherever necessary.

For and on behalf of the Board of Directors

Place: Hyderabad	Vineet Nayyar
Date: August 9, 2011	Chairman

Deloitte Haskins & Sells	Chartered Accountants 1-8-384 & 385, 3rd Floor, Gowra Grand, S. P. Road, Begumpet, Secunderabad-500 003 INDIA Tel: +91 (040) 4031 2600 Fax: +91 (040) 4031 2714
AUDITORS’ REPORT TO
THE BOARD OF DIRECTORS OF
SATYAM COMPUTER SERVICES LIMITED
Report on the Financial Results
1.	We have reviewed the accompanying Unaudited Standalone Financial Results of SATYAM COMPUTER SERVICES LIMITED (“the Company”) for the quarter ended June 30, 2011 (“the Statement”).
Management’s Responsibility for the Financial Results
2.	The Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.
Auditors’ Responsibility
3.
Subject to the matters discussed in this report, we conducted our review of the Statement in accordance with the Standard on Review Engagement (SRE) 2410 “Review of Interim Financial Information Performed by Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatements. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Basis for Conclusion
4.	In respect of the financial irregularities relating to prior years identified consequent to the letter of the erstwhile Chairman (Refer Note 5.1 of the Statement):
a.	Various regulators initiated their investigations and legal proceedings, which are ongoing.

b.	The forensic accountants had expressed certain reservations and limitations in their investigation process.

Deloitte
Haskins & Sells
c.
The Management is of the view that since matters relating to several of the financial irregularities are sub judice and various investigations/proceedings are ongoing, any further adjustments/disclosures to the financial statements, if required, would be made in the financial statements of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.

In view of the above, we are unable to comment on the adjustments/disclosures which may become necessary as a result of further findings of the ongoing investigations/proceedings and the consequential impact, if any, on the Statement.
5.
The Company had, based on the forensic investigation, accounted for the differences aggregating 113932 Lakhs (net debit) as at March 31, 2009 under “Unexplained Differences Suspense Account (Net)” in the Balance Sheet due to non-availability of complete information. These net debit amounts aggregating 113932 Lakhs have been fully provided for on grounds of prudence in the financial statements for the year ended March 31, 2009 (Refer Note 5.2 of the Statement).

In the absence of complete / required information, we are unable to comment on the accounting treatment/disclosure of the aforesaid unexplained amounts accounted under “Unexplained Differences Suspense Account (Net)” and the consequential impact, if any, on the Statement.
6.
The alleged advances amounting to 123040 Lakhs (net) relating to prior years as claimed by various companies have been presented separately under “Amounts Pending Investigation Suspense Account (Net)” in the Balance Sheet (Refer Note 6.1 of the Statement).

The Management has represented that since the matter is sub judice and the investigations by various Government agencies are in progress, the Management, at this point of time, is not in a position to predict the ultimate outcome of the legal proceedings.
In view of the above, we are unable to determine whether any adjustments/disclosures will be required in respect of the aforesaid alleged advances amounting to 123040 Lakhs (net) and in respect of the non-accounting of any damages / compensation / interest in the Statement.
7.
A trustee of two trusts that are assignees of the claims of twenty investors who had invested in the Company’s ADS and common stock filed a lawsuit (the “Aberdeen Action”) in the Court in United States of America (USA) in the year ended March 31, 2010 which was amended during the previous year (Refer Note 6.3 of the Statement). Based on the legal advice obtained by the Company, the Company is contesting the above lawsuits.

Since the matter is sub judice, the outcome of which is not determinable at this stage, we are unable to comment on the consequential impact, if any, on the Statement.

Deloitte
Haskins & Sells
8.	Attention is invited to the following matters:
a.
Certain reconciliations between the sub-systems/sub-ledgers and the general ledger could not be performed completely due to non-availability of the required information. The Company has identified certain amounts carried forward from prior years aggregating 357 Lakhs (net debit) as at June, 30, 2011, comprising of 4945 Lakhs (gross debits) and 4588 Lakhs (gross credits) appearing in the general ledger, for which complete details are not available. Hence, these amounts have been accounted under “Unexplained Differences Suspense Account (Net)” in the Balance Sheet and the Management has retained the provision made in the prior years for the unexplained net debit amount of 357 Lakhs as at June 30, 2011 on grounds of prudence. Further, there are certain differences in data between inter-connected sub-systems, ultimately interfaced to the general ledger, for which complete details are not available. The aforesaid differences continue to exist and the reconciliations are in progress as at June 30, 2011 also (Refer Note 11.1 of the Statement).

b.
Adjustment of unapplied receipts against sundry debtors amounting to 25971 Lakhs as at June 30, 2011 (including 17036 Lakhs pertaining to prior periods) and provisioning for doubtful debts has been done based on Management’s assessment and judgement (Refer Note 1 1.2 of the Statement).

In the absence of the required information, we are unable to determine the impact, if any, of the above matters on the Statement.
9.
The Management has evaluated and accounted for contracts under percentage of completion method, multiple deliverable elements, reimbursements/recoveries from customers and unbilled revenue based on and to the extent of the information available with the Company (Refer Note 12 of the Statement).

In the absence of the required information, we are unable to determine the impact, if any, of the above matters on the Statement.
10.
The Company is carrying a total amount of 40470 Lakhs (net of payments) as at June 30, 2011 towards provision for taxation which was made primarily on the basis of the past financial statements. Considering the effects of financial irregularities, status of disputed tax demands, appeals / claims pending before the various authorities, the consequent uncertainties regarding the outcome of these matters and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the balance of tax provision outstanding as at June 30, 2011 (Refer Note 6.5.3 of the Statement).

In view of the above, we are unable to comment on the adequacy or otherwise of the provision for taxation and the consequential impact, if any, on the Statement.

Deloitte
Haskins & Sells
11.	We invite attention to the following matters relating to claims and contingencies which continue to exist as at June 30, 2011:
a.	A settlement amount of 32739 Lakhs (equivalent to USD 70 Million) was deposited into the escrow account payable to Upaid Systems Limited (Refer Note 6.2 of the Statement).

b.
There are various demands/disputes raised in respect of the past years by the indirect tax authorities in India ( 12192 Lakhs (including penalty and interest)) and the tax authorities in overseas jurisdictions ( 2992 Lakhs (including penalty and interest)).

The provision for contingencies as at June 30, 2011, in the opinion of the Management, is adequate to cover any probable losses in respect of the above litigations and claims.
12.	We invite attention to the following regulatory non-compliances/breaches observed in the prior years:
a.
Various non-compliances with the provisions of the Companies Act, 1956 and certain non-compliances with the guidelines issued by the Securities Exchange Board of India with respect to allotment of stock options to the employees.

b.	Certain non-compliances of the provisions of the Foreign Exchange Management Act, 1999.

c.	Certain non-compliances of the provisions of the Income Tax Act, 1961.

d.	Delay in filing of tax returns in overseas jurisdictions.
The possible impact of the aforesaid non-compliances and breaches in the event the Company’s condonation requests, where filed/applicable, are not granted has not been determined or recognised in the Statement.
13.	We invite attention to the following matters:
a.
Note 7 of the Statement relating to the Settlement Agreement in respect of the Class Action lawsuits which is subject to the final approval of the Court upon which the Settlement shall become effective pursuant to its terms and in exchange for the settlement consideration the Lead Plaintiffs and the members of the Class who do no opt-out of the Class, would release among other things, their claims against the Company.

b.
Note 6.4 of the Statement relating to notice of potential proceedings against the Company (the “Aberdeen Notice”) before a number of possible Courts, including the Commercial Court in London, UK and/or the Courts of Luxembourg, on grounds substantially similar to those contained in the Aberdeen Action currently pending in the United States.

Deloitte
Haskins & Sells
Conclusion
14.
Further to our comments in paragraphs 11 to 13, based on our review of the Statement conducted as stated in paragraph 3 above, with the exception of the matters described in paragraphs 4 to 10 above, the consequential impact of which is not quantifiable, nothing has come to our attention that causes us to believe that the Statement, prepared in accordance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Other Reporting Requirements
15.
Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Company.

For DELOITTE HASKINS & SELLS
Chartered Accountants
(Registration No: 008072S)

K. Sai Ram
Partner
(Membership No. 022360)
HYDERABAD, August 9, 2011

Satyam Computer Services Limited
Regd Office: Mahindra Satyam Infocity, Unit — 12, Plot No. 35 & 36, Hi-tech City Layout,
Survey No. 64, Madhapur, Hyderabad — 500 081.
UNAUDITED CONSOLIDATED FINANCIAL RESULTS
FOR THE QUARTER ENDED JUNE 30, 2011

		(In Lakhs)
		Quarter ended		Quarter ended		Year ended
Sl.		June 30,		June 30,		March 31,
No.	Particulars	2011		2010		2011
		Unaudited		Unaudited		Audited
1.	Income from Operations	143393		124790		514506
2.	Expenditure
	Employee Cost	93014		86757		359427
	Operating and Administration Expenses	29381		25887		109561
	Depreciation	3803		5940		18470
	Total	126198		118584		487458
3.	Profit from Operations before Other Income, Interest & Exceptional Items (1-2)	17195		6206		27048
4.	Other Income – (Refer Note 10)	10086		7318		29420
5.	Profit before Interest & Exceptional Items (3+4)	27281		13524		56468
6.	Interest and Financing Charges	453		244		970
7.	Profit after Interest but before Exceptional Items (5-6)	26828		13280		55498
8.	Exceptional Items — (Refer Note 11)	—		790		64107
9.	Profit/ (Loss) before Tax (7-8)	26828		12490		(8609)
10.	Tax Expense	4255		2648		5787
11.	Profit/ (Loss) after Tax before Minority Interest (9-10)	22573		9842		(14396)
12.	Minority Interest	55		89		327
13.	Profit/ (Loss) after Tax (11-12)	22518		9753		(14723)
14.	Paid-up Equity Share Capital (Face Value of 2/- per Share)	23533		23527		23531
15.	Reserves excluding Revaluation Reserves					148954
16.	Earnings Per Share (EPS) (Face Value of 2/- per Share) (After Exceptional Items)
	- Basic (in )	1.91	*	0.83	*	(1.25)
	- Diluted (in )	1.91	*	0.83	*	(1.25)
17.	Public Shareholding #
	- Number of Shares	564222092		543470540		562652327
	- Percentage of Shareholding	47.95		46.20		47.82
18.	Promoters and Promoter Group Shareholding
	a) Pledged / Encumbered
	- Number of Shares
	- Percentage of Shares (as a % of the total shareholding of Promoter and Promoter Group)	—		—		—
	- Percentage of Shares (as a % of the total Share Capital of the Company)
	b) Non – encumbered
	- Number of Shares	501843740		501843740		501843740
	- Percentage of Shares (as a % of the total shareholding of Promoter and Promoter Group)	100		100		100
	- Percentage of Shares (as a % of the total Share Capital of the Company)	42.65		42.66		42.65

*	Not annualised

#	Public shareholding excludes underlying shares of American Depository Shares (ADS). As at June 30, 2011, 110604486 (9.40%) underlying shares of ADS were excluded.

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2011

		( In Lakhs)
		Quarter ended	Quarter ended	Year ended
Sl.		June 30,	June 30,	March 31,
No.	Particulars	2011	2010	2011
		Unaudited	Unaudited	Audited
1.	Income from Operations	132939	115407	477612
2.	Profit before tax and exceptional items	27186	13691	56716
3.	Profit after tax before exceptional items	23016	11191	51346
4.	Profit/ (Loss) after tax and exceptional items	23016	10401	(12761)
Notes to the unaudited consolidated financial results for the quarter ended June 30, 2011:
1.
The unaudited consolidated financial results of the Company for the quarter ended June 30, 2011 have been reviewed by the Audit Committee and were approved by the Board of Directors in its meeting held on August 9, 2011. The Statutory Auditors have carried out a limited review of these financial results.

2.	Consolidation

The unaudited consolidated financial results of Satyam Computer Services Limited (the Company) and its domestic and foreign subsidiaries for the quarter ended June 30, 2011 have been prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements. All material intra-group balances, intra-group transactions and resulting unrealised profits have been eliminated.

3.	During the quarter ended June 30, 2011, the Company allotted 104565 Equity Shares, of 2 each, consequent to exercise of stock options by the Associates.
4.	Details of investor complaints for the quarter ended June 30, 2011:

	Pending as at	During the quarter		Pending as at
Nature	April 1, 2011	Received	Disposed off	June 30, 2011
Dividend related	—	5	5	—
Others	—	3	3	—
Total	—	8	8	—
5.	Status of American Depository Shares (ADSs)

Effective October 14, 2010, the Company’s American Depository Shares (ADSs) were delisted from the New York Stock Exchange (NYSE) but continued to trade on the over-the-counter (OTC) market in the United States. The ADSs were delisted from the NYSE due to the Company’s late filings with the US Securities and Exchange Commission (SEC). ADS holders retained the right to redeem their ADSs and to receive the underlying equity shares, which continue to be listed on the principal Indian stock exchanges. The Company’s OTC status for its ADSs was and currently is designated Pink Sheets Current Information. The Company continues to furnish information to investors through the SEC’s EDGAR database, available at www.sec.gov., and also makes filings publicly available on www.otcmarkets.com.

Since May 2001, the Company’s equity shares underlying its American Depository Shares (ADSs) and the ADSs themselves continue to be registered with the SEC when the Company began trading on the New York Stock Exchange (NYSE). The registration obligates the Company to file annual and other reports with the SEC. The Company has, however, been unable to file the required reports aforesaid post September 2008 because the financial irregularities identified for earlier years were substantial in amount, perpetrated across multiple accounting periods affecting many areas and due to non-availability of required information/documentation relating to several unexplained transactions and amounts pertaining to the period affected by the financial irregularities. This has a resultant continuing impact on the Company’s ability to prepare the financial statements under US GAAP and to achieve a form of audit opinion thereon that would comply with the SEC’s requirement that such opinions contain no audit qualifications including scope limitations arising from the Company’s inability to provide required information/documentation relating to the period affected by the financial irregularities as indicated above. Accordingly, the Company has now determined that it will not be able to become current in its SEC filing obligations.

Consequently, the Company expects the SEC to revoke the Company’s registration at some time in the future. The revocation of registration, as and when it occurs, would prevent continued trading of the ADSs in US markets or by US persons, and in order to protect the interests of ADS holders, the Company intends now to wind down the ADS program in an orderly fashion.

The Company presently expects that the ADS program and related trading in the United States will exist for approximately seven months from the date a notice to ADS holders is released. That notice has not yet been provided but the Company has indicated that it intends to provide it in the near future. The Company’s objective is to provide a significant period of time to facilitate an orderly wind-down of the ADS program. This time period assumes that no third party, such as the SEC, acts to reduce this transition period.

Throughout any transition period, holders of ADSs will be entitled to receive equity shares of the Company upon surrender of their ADSs to the depository, Citibank N.A., subject to applicable regulatory restrictions of India, the US and jurisdictions where holders reside. The Company’s equity shares will continue to trade in India on the Bombay Stock Exchange and the National Stock Exchange.

6.	Financial irregularities
6.1
On January 7, 2009, in a communication (‘the letter’) addressed to the then-existing Board of Directors of the Company and copied to the Stock Exchanges and Chairman of Securities and Exchange Board of India (“SEBI”), the then Chairman of the Company, Mr. B. Ramalinga Raju (‘the erstwhile Chairman’) admitted that the Company’s Balance Sheet as at September 30, 2008 carried inflated cash and bank balances, non-existent accrued interest, understated liability and overstated debtors position. Consequently, various regulators have initiated their investigations and legal proceedings, which are ongoing.

As per the assessment of the Management, based on the forensic investigation carried out and the information available, all identified/required adjustments/disclosures arising from the financial irregularities were made in the financial statements as at March 31, 2009. The Company has not received any further information which requires adjustments to the financial results.

The Management is of the view that since matters relating to several of the financial irregularities are sub judice and various investigations/proceedings are ongoing, any further adjustments/disclosures to the financial results, if required, would be made in the financial results of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.

6.2
The Company, based on the forensic investigation, accounted 113932 Lakhs under “Unexplained Differences Suspense Account (Net)” during FY 2008-09 due to non-availability of complete information and the same was fully provided for in that year on grounds of prudence. The Company has not received any further information which requires adjustments to the financial results.

7.	Commitments and contingencies (Updates since the previous announcement made under Clause 41)
7.1	Alleged advances

The erstwhile Chairman in his letter dated January 7, 2009, stated that the Balance Sheet as of September 30, 2008 carried an understated liability of 123040 Lakhs on account of funds arranged by him. On January 8, 2009, the Company received letters from thirty seven companies requesting confirmation by way of acknowledgement of the alleged amounts referred to as ‘alleged advances’. These letters were followed by legal notices from these companies dated August 4/5, 2009, claiming repayment of 123040 Lakhs allegedly given as temporary advances. The legal notices also claim damages/ compensation @18% per annum from date of advance till date of repayment. The Company has not acknowledged any liability to any of the thirty seven companies and has replied to the legal notices stating that the claims are legally untenable. The Directorate of Enforcement (‘ED’) is investigating the matter under the Prevention of Money Laundering Act, 2002 and directed the Company to furnish details with regard to the alleged advances and has further directed the Company not to return the alleged advances until further instructions from the ED.

On November 11, 2009, four out of the thirty seven companies, filed petitions/suits for recovery before the City Civil Court, Secunderabad, against the Company with a prayer that these companies be declared as indigent person for seeking exemption from payment of required court fee. These cases are pending before the said Court. As of date, the remaining thirty three companies have filed similar petitions in the said Court and the petitions are pending. Further, two of the thirty seven companies have filed applications seeking leave of court to register the suit by receiving the court fees, based on an alleged change of its promoters. In respect of one application, the suit for recovery has been registered against the Company and in the other application which has been contested by the Company, the Court has reserved its orders.

As of March 31, 2011, the amount of alleged advances has been presented separately in the Balance Sheet under ‘Amounts Pending Investigation Suspense Account (Net)’. The Company is contesting the claims for recovery filed as indigent petitions/suits by these companies. Since the matter is sub judice and the investigation by various Government Agencies is in progress and having regard to all the related developments in this matter, the Management at this point of time, is not in a position to predict the ultimate outcome of the legal proceedings.

7.2	Claims from Upaid Systems Limited (Upaid)

In connection with the lawsuit filed by Upaid, the Company deposited USD 70 Million (equivalent to 32739 Lakhs) during FY 2009-10 into an escrow account pursuant to a Settlement Agreement with Upaid to settle the litigation commenced by Upaid against the Company in the United States.

Subsequently, the Company obtained a favourable ruling from the Supreme Court of the State of New York, USA declaring that Upaid was solely responsible for any tax liability under Indian law in respect of the settlement amount. Upaid has filed an application before the Authority for Advance Rulings (“AAR”) seeking a binding advance ruling under the Income Tax Act, 1961 (IT Act), regarding taxability of the above mentioned payment. The order of the AAR has not been delivered till date.

Pending resolution of the dispute, action commenced by Upaid in the Texas Action is currently adjourned.
7.3	Aberdeen action (USA)

On November 13, 2009, a trustee of two trusts that are assignees of the claims of twenty investors who had invested in the Company’s ADS and common stock, filed a complaint against the Company, its former auditors and others (the “Action”) on grounds substantially similar to those contained in the Class Action Complaint (Refer Note 8). The Action, which has been brought as an individual action, alleges that the losses suffered by the twenty investors is over USD 68 Million. The Action has been transferred to the Court in the Southern District of New York for pre-trial consolidation with the Class Action Complaint.

On February 18, 2011, an amended complaint was filed in the Action (“Aberdeen Amended Complaint”). The Aberdeen Amended Complaint makes substantially the same allegations and asserted the same claims against the Company as the original complaint in the Action. In light of this amended complaint, the Court denied the then-pending motions to dismiss the original complaint in the Action as moot. On May 3, 2011, the Company and other defendants moved to dismiss the Aberdeen Amended Complaint on various grounds.

Based on the legal advice obtained by the Company, the Company is contesting the above lawsuit, the outcome of which is not determinable at this stage.
7.4	Aberdeen notice (UK)

Aberdeen Asset Management PLC and up to seventeen non-US funds (together, “Aberdeen Funds”) which had invested in the Company’s common stock and ADSs have given notice of potential proceedings against the Company (the “Aberdeen Notice”) before a number of possible Courts, including the Commercial Court in London, UK and/or the Courts of Luxembourg, on grounds substantially similar to those contained in the Aberdeen Action currently pending in the United States, discussed in Note 7.3. The Aberdeen Funds are alleged to have sustained losses of around USD 283 Million. The Company has appropriately responded to the Aberdeen Notice reserving its position and seeking further information regarding the allegations made therein.

As on date, the Company is neither aware of any proceeding having been issued in any court by the Aberdeen Funds pursuant to the Aberdeen Notice nor whether such proceedings would ultimately be filed or not. The Company would defend itself appropriately against any claims that may ultimately be filed.

7.5	Income tax matters

7.5.1	Petition before Central Board of Direct Taxes (CBDT)

The Company had filed various petitions before CBDT requesting for stay of demands for Financial Years (FY) 2002-03 to FY 2007-08 till the correct quantification of income and taxes payable is done for the respective years. The CBDT vide its order dated March 10, 2011 rejected the Company’s petition.

The Company filed a Special Leave Petition before the Hon’ble Supreme Court on April 5, 2011 which by its order dated April 15, 2011 directed the Company to file a comprehensive petition/representation before CBDT giving all requisite details/particulars in support of its case for re-quantification/re-assessment of income for FY 2002-03 to 2007-08 and to submit a Bank Guarantee (BG) for 61700 Lakhs. Pursuant to the direction by the Hon’ble Supreme Court, the Company submitted the aforesaid BG on April 21, 2011 and also filed a comprehensive petition before the CBDT on April 28, 2011.

The CBDT vide its order July 11, 2011 disposed off the Company’s petition dated April 28, 2011 directing it to make its submissions before the Assessing Officer in course of the ongoing proceedings for the FY 2002-03 to 2007-08. Further, keeping in view that the assessment / reassessment proceedings as well as other proceedings for various years were under consideration, the CBDT directed the Income Tax Department not to encash the BG furnished by the Company till December 31, 2011.

7.5.2	Appointment of Special auditor and re-assessment proceedings (FY 2001-02 and FY 2006-07)

For the FY 2001-02 and FY 2006-07, the Assessing Officer had commissioned a special audit which has been challenged by the Company on its validity and terms vide writ petitions filed before the Hon’ble High Court of Andhra Pradesh. The said petitions are pending disposal.

The Company has also filed writ petitions for the above assessment years seeking extension of the time for the completion of the assessments that are pending disposal.
7.5.3	Provision for tax

The Company is carrying a total amount of 40470 Lakhs (net of payments) [As at March 31, 2011: 38034 Lakhs (net of payments)] towards provision for taxation. Considering the effects of financial irregularities, status of disputed tax demands and the appeals / claims pending before the various authorities, the consequent significant uncertainties regarding the outcome of these matters and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the balance of tax provision.

8.	Class action complaint

Subsequent to the letter by the erstwhile Chairman (Refer Note 6), a number of persons claiming to have purchased the Company’s securities filed class action lawsuits against the Company, its former auditors and others in various courts in the USA alleging violations of the United States federal securities laws. The lawsuits were consolidated into a single action (the “Class Action”) in the United States District Court for the Southern District of New York (the “USDC”). The Class Action Complaint seeks monetary damages to compensate the Class Members for their alleged losses arising out of their investment in the Company’s common stock and ADS during the Class Period.

On February 16, 2011, the Company entered into a Stipulation and Agreement of Settlement (the “Settlement Agreement”) with the Lead Plaintiffs representing the Class to settle the Class Action. Under the Settlement Agreement, the Company has agreed to pay to the Class as consideration, USD 125 Million, subject to the determination of the AAR, and 25% of any net recovery that the Company may in the future obtain against any of the former auditors.

In accordance with the terms of the Settlement Agreement, the Company deposited USD 125 Million into the Initial Escrow Account as of April 27, 2011.

The Settlement Agreement was granted preliminary approval by the USDC on March 21, 2011, but is subject to the final approval of the USDC upon which the settlement shall become effective pursuant to its terms and in exchange for the settlement consideration, the Lead Plaintiffs and the members of the Class who do not opt-out of the Class, would release, among other things, their claims against the Company.

9.	Hedge accounting

Hitherto, forward contracts in the nature of derivatives which were used to hedge the Company’s risks associated with foreign currency fluctuations relating to certain firm commitments and forecast transactions were marked to market as at the Balance Sheet date and provision for losses, if any, was dealt with in the Profit and Loss Account. Unrealised gains, if any, on such derivatives were not recognised in the Profit and Loss Account.

With effect from April 1, 2011, the Company has applied the hedge accounting principles set out in Accounting Standard 30 “Financial Instruments: Recognition and Measurement” (AS 30) in respect of such forward exchange contracts used to hedge its risks associated with foreign currency fluctuations relating to certain firm commitments and highly probable forecast transactions. Accordingly, in respect of all such contracts outstanding as on June 30, 2011, that were designated and effective as hedges of future cash flows, gain aggregating 2921 Lakhs (Net) has been recognized directly in the Hedging Reserve Account.

Consequent to the above change, loss amounting to 395 Lakhs which would have been recognized in the Profit and Loss Account had the Company followed its earlier policy of providing for the losses on such outstanding forward contracts in the nature of derivatives which were marked to market, has not been recognised in the Profit and Loss Account for the quarter ended June 30, 2011.

10.	Other income includes:

	(In Lakhs)
	Quarter ended	Quarter ended	Year ended
	June 30,	June 30,	March 31,
Particulars	2011	2010	2011
	Unaudited	Unaudited	Audited

Gain / (Loss) on Exchange Fluctuations (Net)	2523	3355	5477
11.	Exceptional items
The exceptional items (expenditure) are stated as under:

	(In Lakhs)
	Quarter ended	Quarter ended June	Year ended
	June 30,	30,	March 31,
Particulars	2011	2010	2011
	Unaudited	Unaudited	Audited

Expenses related to forensic investigation and litigation support	—	790	2004
Class action settlement consideration	—	—	56900

Provision for impairment losses in subsidiaries	—	—	5203
Total	—	790	64107

12.	Reconciliations

12.1	Financial systems

With respect to some of the key business processes, the Company uses various sub-systems, the output from which is being used for accounting in the financial package maintained by the Company. Within the financial package, there are also sub-ledgers and the general ledger (the sub-systems, the sub-ledgers and the general ledger are hereinafter collectively referred to as “the Financial Systems”). In this respect, whilst there are no significant unexplained differences arising during the period from April 1, 2010 to June 30, 2011, there were unexplained differences in certain reconciliations within the Financial Systems pertaining to the period prior to April 1, 2010 for which complete details were not available.

As on date, these differences comprising of debtors, payroll and vendors have been carried forward under “Unexplained Differences Suspense Account (Net)” amounting to 357 Lakhs (comprising of 4945 Lakhs of gross debits and 4588 Lakhs of gross credits), with the corresponding full provision for the net difference made in the earlier years.

The Company is currently in the process of reconciling the aforesaid differences within the Financial Systems and expects to complete this exercise in due course. Management believes that there would be no material impact on the financial results, arising out of the above reconciliations.

12.2	Unapplied receipts

In addition to the above reconciliation process, unapplied receipts amounting to 25971 Lakhs as at June 30, 2011 (including 17036 Lakhs pertaining to prior periods), would also require to be applied to the corresponding debtors. Pending such application, the unapplied receipts have been adjusted against sundry debtors and provisioning for doubtful debts has been done based on Management’s assessment and judgement. Management believes that there would be no material impact on the financial results in this regard.

13.	Accounting for certain revenue contracts and unbilled revenue

The Company accounts revenue on its fixed price / fixed time contracts using the percentage of completion (POC) method of accounting. The Company is in the process of further strengthening and streamlining the accounting for such contracts. Pending complete streamlining, the estimates of costs and hours are based on significant Management estimates which in turn are based on the current information available, subsequent developments etc.

Further, some of the contracts of the Company may contain clauses that provide for multiple elements which are not separately identified and for which the information is not readily collated. Based on the extent of information readily available/compiled by the Management, multiple elements in the revenue contracts have been separately accounted.

Reimbursements / recoveries from customers are accounted based on invoices raised on customers with the expenses being charged to the Profit and Loss Account as and when incurred. Adjustments with respect to cut-offs pertaining to such reimbursement/recoveries have been carried out in the financial results based on the information available.

The Management analysed all services remaining unbilled as at the reporting date as well as those services relating to the current period and billed subsequently to ensure proper cut-off and the required adjustments have been carried out in the financial results of the Company based on the available information.

The use of estimates/subsequent information and other mitigating processes in respect of the above has, in the opinion of the Management, ensured that the required adjustments have been appropriately effected in the financial results.

14.	Subsidiaries
(a)
During the quarter ended June 30, 2011, in furtherance to the agreement entered into with the shareholders of S&V Management Consultants NV, Belgium, the Company, through its subsidiary Satyam Computer Services Belgium, BVBA, has paid the final conditional payment aggregating Euro 3 Million (equivalent to 1937 Lakhs).

On July 11, 2011, Satyam Computer Services Belgium BVBA has sold its entire stake in S&V Management Consultants NV, for a consideration of Euro 6 Million. Consequently, the provision for losses in subsidiaries made in earlier years was re-assessed and an amount of 1949 Lakhs has been reversed to the Profit and Loss Account.

(b)
During the quarter ended June 30, 2011, the Company infused capital amounting to 1788 Lakhs in Bridge Strategy Group LLC, which has been added to the cost of investment and has been fully provided for.

15.	Qualifications in the limited review report

The qualifications made by the Auditors in their limited review report for the quarter ended June 30, 2011 are set out as under. These qualifications were also made in the Auditors’ report for the year ended March 31, 2011.

15.1
Inability to comment whether any adjustments/disclosures which may become necessary as a result of further findings of the ongoing investigations/proceedings by the regulatory authorities and the consequent impact, if any, on the financial results.

15.2
Inability to comment on the accounting treatment/disclosure of the unidentified amounts aggregating 113932 Lakhs accounted under “Unexplained Differences Suspense Account (Net)” which was fully provided in the financial results for the year ended March 31, 2009.

15.3
Inability to determine whether any adjustments/disclosure will be required in respect of the alleged advances amounting to 123040 Lakhs (net) and in respect of the non-accounting of any damages / compensation / interest in the financial results.

15.4	Inability to comment on the consequential impact, if any, in relation to a lawsuit filed by certain investors in United States of America, the outcome of which is not determinable at this stage.
15.5
Inability to determine the impact, if any, in respect of amounts carried forward from prior years and remaining unexplained with respect to the sub-systems and sub-ledgers and the general ledger due to non-availability of all the required information and adjustment of unapplied receipts against sundry debtors and provisioning for doubtful debts based on Management’s assessment and judgement.

15.6
Inability to determine the impact, if any, in view of accounting for contracts under percentage of completion method, multiple deliverable elements, reimbursements/recoveries from customers and unbilled revenue based on and to the extent of the information available with the Company.

15.7
Inability to comment on the adequacy or otherwise of the provision for taxation and consequential impact, if any, due to uncertainties regarding the outcome of tax disputes and tax demands pending before various authorities.

16.	Responses to Auditors’ qualifications
16.1	With regard to the Auditors’ qualification in Note 15.1 above, refer to assessment of the Management in Note 6.1.
16.2	With regard to the Auditors’ qualification in Note 15.2 above, refer to Note 6.2 which specifies the nature, amount and accounting treatment for the same.
16.3	With regard to the Auditors’ qualification in Note 15.3 above, refer Note 7.1 for details.
16.4
With regard to the Auditors’ qualification in Note 15.4 above, based on legal advice, the Company is contesting the above lawsuit, the outcome of which is not determinable at this stage. Also refer to Note 7.3.

16.5	With regard to the Auditors’ qualification in Note 15.5 above, refer Note 12 for details.
16.6	With regard to the Auditors’ qualification in Note 15.6, the Company has accounted for these transactions based on and to the extent of the information available/compiled. Also refer to Note 13.
16.7	With regard to the Auditors’ qualification in Note 15.7, refer Note 7.5 for details.
17.	Segment Reporting

		( In Lakhs)
		Quarter ended	Quarter ended	Year ended
Sl.		June 30,	June 30,	March 31,
No.	Particulars	2011	2010	2011
		Unaudited	Unaudited	Audited
1	Segment revenue
	Information technology services	140735	122985	505118
	BPO	3161	2505	11179
	Unallocated	—	—	—
	Total	143896	125490	516297
	Less: Inter segment revenue	503	700	1791
	Net Sales / Income from operations	143393	124790	514506

2	Segment profit /(loss) before tax, interest and depreciation
	Information technology services	17073	8069	31520
	BPO	122	(130)	40
	Total	17195	7939	31560
	Less : (i) Interest and Financing Charges	453	244	970
	(ii) Other Unallocated expenditure/income	(10086)	(4795)	39199
	Total Profit/ (Loss) before tax	26828	12490	(8609)

3	Capital employed
	Information technology services	224,354	231354	155247
	BPO	2527	4396	3073
	Unallocated	96392	86119	139550
	Total Capital employed**	323273	321869	297870

**	The above excludes adjustments for Amounts Pending Investigation Suspense Account (Net) amounting to 123040 Lakhs (Refer Note 7.1)
Notes on Segment information:
The Group evaluates operating segments based on the following two business groups:
a)
IT Services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services.

b)	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
18.	Previous period figures
Previous period figures have been regrouped, wherever necessary.

For and on behalf of the Board of Directors

Place: Hyderabad	Vineet Nayyar
Date: August 9, 2011	Chairman

Deloitte
Haskins & Sells	Chartered Accountants 1-8-384 & 385,
3rd Floor, Gowra Grand,
S. P. Road, Begumpet,
Secunderabad-500 003
INDIA

	Tel:	+91 (040) 4031 2600
	Fax:	+91 (040) 4031 2714
AUDITORS’ REPORT TO
THE BOARD OF DIRECTORS OF
SATYAM COMPUTER SERVICES LIMITED
Report on the Financial Results
1.
We have reviewed the accompanying Unaudited Consolidated Financial Results of SATYAM COMPUTER SERVICES LIMITED (“the Company”) and its subsidiaries (hereinafter collectively referred to as “the Group”) for the quarter ended June 30, 2011 (“the Statement”).

The Statement includes the quarterly financial results of the following subsidiaries:
a)	Satyam BPO Limited

b)	Satyam Computer Services (Shanghai) Co. Limited, China

c)	Satyam Computer Services (Nanjing) Co. Limited, China

d)	Nitor Global Solutions Limited, United Kingdom

e)	Satyam Computer Services (Egypt) S.A.E., Egypt

f)	Citisoft Plc., United Kingdom

g)	Citisoft Inc., United States of America

h)	Knowledge Dynamics Pte. Limited, Singapore

i)	Satyam Technologies Inc., United States of America

j)	Bridge Strategy Group LLC, United States of America

k)	Satyam Computer Services Belgium, BVBA, Belgium

l)	S&V Management Consultants NV, Belgium

m)	Satyam Venture Engineering Services Private Limited

n)	C&S System Technologies Private Limited

o)	Satyam Servicos De Informatica LTDA, Brazil
Management’s Responsibility for the Financial Results
2.	The Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

Deloitte
Haskins & Sells
Auditors’ Responsibility
3.
Subject to the matters discussed in this report, we conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatements. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Basis for Conclusion
4.
The Statement reflects the Group’s share of Revenues of 10199 Lakhs and Loss after Tax of 374 Lakhs for the quarter ended June 30, 2011 relating to 14 subsidiaries whose results have been reviewed by the other auditors. Accordingly, our assurance on the Statement in so far as it relates to the amounts included in respect of these subsidiaries is based solely on the reports of such other auditors which have been furnished to us.

5.
In case of a subsidiary with Revenues of 447 Lakhs and Profit after Tax of 49 Lakhs for the quarter ended June 30, 2011, the figures used for consolidation are based on results prepared by the Management and are not reviewed by the subsidiary’s auditors.

6.	In respect of the financial irregularities of prior years, relating to the Company, identified consequent to the letter of the erstwhile Chairman (Refer Note 6.1 of the Statement):
a.	Various regulators initiated their investigations and legal proceedings, which are ongoing.

b.	The forensic accountants had expressed certain reservations and limitations in their investigation process.

c.
The Management is of the view that since matters relating to several of the financial irregularities are sub judice and various investigations/proceedings are ongoing, any further adjustments/disclosures to the financial statements, if required, would be made in the financial statements of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.

In view of the above, we are unable to comment on the adjustments/disclosures which may become necessary as a result of further findings of the ongoing investigations/proceedings and the consequential impact, if any, on the Statement.

Deloitte
Haskins & Sells
7.
The Company had, based on the forensic investigation, accounted for the differences aggregating 113932 Lakhs (net debit) as at March 31, 2009 under “Unexplained Differences Suspense Account (Net)” in the Balance Sheet due to non-availability of complete information. These net debit amounts aggregating 113932 Lakhs have been fully provided for on grounds of prudence in the financial statements for the year ended March 31, 2009 (Refer Note 6.2 of the Statement).

In the absence of complete / required information, we are unable to comment on the accounting treatment/disclosure of the aforesaid unexplained amounts accounted under “Unexplained Differences Suspense Account (Net)” and the consequential impact, if any, on the Statement.
8.
The alleged advances amounting to 123040 Lakhs (net) relating to prior years as claimed by various companies have been presented separately under “Amounts Pending Investigation Suspense Account (Net)” in the Balance Sheet (Refer Note 7.1 of the Statement).

The Management has represented that since the matter is sub judice and the investigations by various Government agencies are in progress, the Management, at this point of time, is not in a position to predict the ultimate outcome of the legal proceedings.
In view of the above, we are unable to determine whether any adjustments/disclosures will be required in respect of the aforesaid alleged advances amounting to 123040 Lakhs (net) and in respect of the non-accounting of any damages/compensation/interest in the Statement.
9.
A trustee of two trusts that are assignees of the claims of twenty investors who had invested in the Company’s ADS and common stock filed a lawsuit (the “Aberdeen Action”) in the Court in United States of America (USA) in the year ended March 31, 2010 which was amended during the previous year (Refer Note 7.3 of the Statement). Based on the legal advice obtained by the Company, the Company is contesting the above lawsuits.

Since the matter is sub judice, the outcome of which is not determinate at this stage, we are unable to comment on the consequential impact, if any, on the Statement.
10.	Attention is invited to the following matters:
a.
Certain reconciliations between the sub-systems/sub-ledgers and the general ledger could not be performed completely due to non-availability of the required information. The Company has identified certain amounts carried forward from prior years aggregating 357 Lakhs (net debit) as at June 30, 2011, comprising of 4945 Lakhs (gross debits) and 4588 Lakhs (gross credits) appearing in the general ledger, for which complete details are not available. Hence, these amounts have been accounted under “Unexplained Differences Suspense Account (Net)” in the Balance Sheet and the Management has retained the provision made in the prior years for the unexplained net debit amount of 357 Lakhs as at June 30, 2011 on grounds of prudence. Further, there are certain differences in data between inter-connected subsystems, ultimately interfaced to the general ledger, for which complete details are not available. The aforesaid differences continue to exist and the reconciliations are in progress as at June 30, 2011 also refer Note 12.1 of the Statement.

Deloitte
Haskins & Sells
b.
Adjustment of unapplied receipts against sundry debtors amounting to 25971 Lakhs as at June 30, 2011 (including 17036 Lakhs pertaining to prior periods) and provisioning for doubtful debts has been done based on Management’s assessment and judgement (Refer Note 12.2 of the Statement).

In the absence of the required information, we are unable to determine the impact, if any, of the above matters on the Statement.
11.
The Management has evaluated and accounted for contracts under percentage of completion method, multiple deliverable elements, reimbursements/recoveries from customers and unbilled revenue based on and to the extent of the information available with the Company (Refer Note 13 of the Statement).

In the absence of the required information, we are unable to determine the impact, if any, of the above matters on the Statement.
12.
The Company is carrying a total amount of 40470 Lakhs (net of payments) as at June 30, 2011 towards provision for taxation which was made primarily on the basis of the past financial statements. Considering the effects of financial irregularities, status of disputed tax demands, appeals / claims pending before the various authorities, the consequent uncertainties regarding the outcome of these matters and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the balance of tax provision outstanding as at June 30, 2011 (Refer Note 7.5.3 of the Statement).

In view of the above, we are unable to comment on the adequacy or otherwise of the provision for taxation and the consequential impact, if any, on the Statement.
13.	We invite attention to the following matters relating to claims and contingencies which continue to exist as at June 30, 2011:
a.	A settlement amount of 32739 Lakhs (equivalent to USD 70 Million) was deposited into the escrow account payable to Upaid Systems Limited (Refer Note 7.2 of the Statement)
b.
There are various demands/disputes raised in respect of the past years by the indirect tax authorities in India ( 12192 Lakhs (including penalty and interest)) and the tax authorities in overseas jurisdictions ( 2992 Lakhs (including penalty and interest))

Deloitte
Haskins & Sells
The provision for contingencies as at June 30, 2011, in the opinion of the Management, is adequate to cover any probable losses in respect of the above litigations and claims.
14.	We invite attention to the following regulatory non-compliances/breaches observed in the prior years:
a.
Various non-compliances with the provisions of the Companies Act, 1956 and certain non-compliances with the guidelines issued by the Securities Exchange Board of India with respect to allotment of stock options to the employees.

b.	Certain non-compliances of the provisions of the Foreign Exchange Management Act, 1999.

c.	Certain non-compliances of the provisions of the Income Tax Act, 1961.

d.	Delay in filing of tax returns in overseas jurisdictions.
The possible impact of these non-compliances and breaches in the event the Company’s condonation requests, where filed/applicable, are not granted has not been determined or recognised in the Statement.
15.	We invite attention to the following matters:
a.
Note 8 of the Statement relating to the Settlement Agreement in respect of the Class Action lawsuits which is subject to the final approval of the Court upon which the Settlement shall become effective pursuant to its terms and in exchange for the settlement consideration the Lead Plaintiffs and the members of the Class who do no opt-out of the Class, would release among other things, their claims against the Company.

b.
Note 7.4 of the Statement relating to notice of potential proceedings against the Company (the “Aberdeen Notice”) before a number of possible Courts, including the Commercial Court in London, UK and/or the Courts of Luxembourg, on grounds substantially similar to those contained in the Aberdeen Action currently pending in the United States.

16.
In the case of one of the subsidiaries of the Company, the other auditors have drawn attention to accrual of liability towards sales commission pending final outcome of the ongoing dispute between the promoters of the subsidiary.

17.
In the case of another subsidiary of the Company, the other auditors have drawn attention to the inspection by regulatory authorities and their inability to express an opinion on the adjustments, if any, required in the Statement.

Deloitte
Haskins & Sells
Conclusion
18.
Further to our comments in paragraphs 13 to 17, based on our review of the Statement conducted as stated in paragraph 3 above and on consideration of the reports of the other auditors of the entities referred to in paragraph 4 above, with the exception of the matters described in paragraphs 5 to 12 above, the consequential impact of which is not quantifiable, nothing has come to our attention that causes us to believe that the Statement, prepared in accordance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Other Reporting Requirements
19.
Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Company.

For DELOITTE HASKINS & SELLS
Chartered Accountants
(Registration No. 008072S)

K. Sai Ram
Partner
(Membership No. 022360)
HYDERABAD, August 9, 2011